FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008
__________

Commission File Number: 001-32371
__________

SINOVAC BIOTECH LTD.

39 Shangdi Xi Road
Haidian District
Beijing 100085, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F           _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________                                      No   ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

SINOVAC BIOTECH LTD.

Form 6-K

TABLE OF CONTENTS

                                                                                                                                    Page

Signature                                                                                                                         3
Exhibit 99.1 – Press Release                                                                                            4

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                              SINOVAC BIOTECH LTD.

                                                                                              By:     /s/ Weidong Yin
                                                                                              Name:   Weidong Yin
                                                                                              Title:     Chief Executive Officer, President

Date:  March 24, 2008